Postal Code 20549-0305

								March 2, 2005


via facsimile 415-397-5578  and U.S. mail

Jeffrey S. Black and Michael Johnson
C/o Keith A. Kandarian, Esquire
Tobin & Tobin
500 Sansome Street
San Francisco, California  94111

Re:  	BellaVista Capital, Inc.
Preliminary Proxy Statement on Schedule 14A, as amended
Filed March 1, 2005
SEC file no.  0-30507

Dear Messrs. Black and Johnson:

	We have the following comment on the above-captioned filing:

General
1. We note your response to our prior comment no. 1. In revised disclosure, please provide a risk factor clarifying that if your proposal yields a vote of two thirds of the outstanding shares at the meeting, the board will adopt a resolution to declare the liquidation and dissolution of the Company to be advisable and seek shareholder approval of the resolution at the annual meeting in accordance with state law.

Closing Comments

	Please amend your proxy statement to promptly comply with our comments. If you do not agree with a comment, please tell why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to shareholders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Please direct any questions to Johanna Vega Losert, Attorney-Advisor, at (202) 942-2931. You may also reach me at (202) 942-
1918.

							Sincerely,


							Pamela Carmody
							Special Counsel
							Office of Mergers and
Acquisitions



BellaVista Capital, Inc.
03/02/2005
Page 2





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE